Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Provides 2016 Third Quarter Business Update;
Completes Purchase of Kai Yuan Finance Center Building Space

Shijiazhuang, Hebei Province, China – October 28, 2016 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF) (fka. AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today provided an operational update on the third quarter ended September 30, 2016, highlighted by continued growth in the Company’s core financing operations. In addition, the Company recently completed the previously announced purchase of the remaining portions of the Kai Yuan Finance Center in Shijiazhuang.

Management Commentary
Mr. Yong Hui Li, Fincera’s Chairman and CEO, stated, “We continue to see strong demand from SMBs throughout China for our suite of products, which provide an integrated platform in China for financing, payment processing, and general business needs. The continued growth of our primary financial service offerings CeraPay and CeraVest in the third quarter of 2016 are strong evidence that customers are associating our brands as providing a totally encapsulated support service, particularly in the transportation industry. We also are continuing the expansion of complementary products, including our recently launched ecommerce platforms. We continue to work on improving our brand recognition and look forward to making continuous improvements to the platform as we receive more feedback from the small business community.”

Third Quarter 2016 Business Update
Since their initial launches at the end of 2014, the Company’s credit advance and online payment processing platform CeraPay (www.dianfubao.com) and its small business lending platform CeraVest (www.qingyidai.com) have continued to achieve steady progress and accelerating growth.

CeraPay
Launched in November 2014, CeraPay was used to make payment transactions totaling over RMB6.4 billion during the third quarter of 2016. Fincera developed CeraPay as a convenient platform through which customers can make electronic payments and the Company can make credit advances to its customers, allowing customers to pay for their everyday truck-operating needs at participating merchants within the CeraPay network. Fincera earns transaction fees through its CeraPay platform.

2016 CeraPay Transaction Volume by Quarter
(RMB in millions)	For the Three Months Ended
	Sept. 30, 2016	June 30, 2016	March 31, 2016
	Amount	Amount	Amount
CeraPay Transaction Volume	6,444.7	6,024.1	4,362.7

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October 28, 2016

CeraVest
From its inception in November 2014 through September 30, 2016, CeraVest has originated over RMB6.1 billion in loans. CeraVest had a loan portfolio of approximately RMB2.6 billion at September 30, 2016. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small businesses primarily in the transportation industry. Through CeraVest, Fincera can originate loans and then sell those loans to investors. The Company believes it provides loans that generate higher returns than those of the short-term banking options available in China. Currently, individuals who invest on the CeraVest platform can earn an approximate annual interest rate of return of 8.0% for a flexible term investment, or 8.6% for a 6-month investment if held to maturity. Fincera earns origination fees on CeraVest loans.

2016 CeraVest Quarterly Loan Originations
(RMB in millions)	For the Three Months Ended
	Sept. 30, 2016	June 30, 2016	March 31, 2016
	Amount	Amount	Amount
CeraVest Loans Issued	1,273.0	1,264.2	1,109.7

Completion of Purchase of Kai Yuan Finance Center Building Space
On October 19, 2016, the Company completed the previously announced purchase of the remaining portions of the Kai Yuan Finance Center, the tallest building in Shijiazhuang and Hebei province at 245 meters (approximately the same height as the MetLife Building in New York City). The newly acquired portion, which consists of 31 floors and an underground parking garage, totals over 119,000 square meters and houses the Hilton Shijiazhuang, a premiere 594-room hotel operated by Hilton Worldwide.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;
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continued compliance with government regulations;
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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
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fluctuations in customer demand;
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management of rapid growth;
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general economic conditions;

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October 28, 2016

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changes in government policy;
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China’s overall economic conditions and local market economic conditions;
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the Company’s ability to expand through strategic acquisitions;
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the Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
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credit risk affecting the Company’s revenue and profitability – such as being able to manage the default risk of customers;
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the results of future financing efforts; and
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geopolitical events.

In this press release, forward-looking statements include those related to the recently completed acquisition of hotel operations. Such acquisition includes various risks, including that:

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the hotel operations may not be profitable after a subsidy provision expires, or at all;
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the acquisition is outside the scope of the Company’s core operations; and
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the entry into a new business activity may not be viewed favorably by investors and could adversely affect the Company’s share price.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@fincera.net	Investor Relations The Equity Group Inc. Adam Prior Senior Vice President (212) 836-9606 / aprior@equityny.com

Carolyne Y. Sohn Senior Associate (415) 568-2255 / csohn@equityny.com